Exhibit 5.1

November 25, 2008

The Board Of Directors of Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208, U.S.A.

Dear Sirs/Mesdames:

Re: Minera Andes Inc.

I have acted as Canadian counsel to Minera Andes Inc. (the “Corporation”) in connection with the Amended Stock Option Plan (“Plan”) for the Corporation pursuant to which the Corporation may issue up to a maximum of 18,940,243 common shares by way of grant of stock options. I understand the Corporation is in the process of filing a Registration Statement on Form S-8 (“Registration Statement”) under the Securities Act of 1933 to register 3,770,600 additional common shares of the Corporation (“Common Shares”) pursuant to the Plan.

I have examined such documents and have considered such questions of law as I have determined relevant and necessary as a basis for the opinions hereinafter set forth. As to various questions of fact material to such opinions and which were not independently established, I have relied upon the minute books of the Corporation and certificates of public officials and officers of the Corporation. For the purposes of the opinion expressed in paragraph 1 hereof with respect to the good standing of the Corporation, I have relied as to certain factual matters on a Certificate of Status dated November 25, 2008 issued by the Registrar of Corporations, Alberta, a copy of which is appended hereto. For the purposes of the opinions expressed in paragraphs 1 through 3 (inclusive) I have relied solely as to certain factual matters on an officer’s certificate (the “Officer’s Certificate”) dated November 25, 2008, a copy of which has been delivered to you today.

In such examination I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity to authentic originals of all documents submitted to me as certified, notarial or true copies or reproductions. In addition, I have assumed that the minute books of the Corporation are a complete record of minutes, resolutions and other proceedings of the directors and shareholders of the Corporation.

I am qualified to practice law in the Province of Alberta and my opinions herein are restricted to the laws of the province of Alberta and the federal laws of Canada applicable therein as such laws exist and are construed at the date hereof and do not take into account any proposed rules or legislative changes that may come into force following the date hereof. I do not undertake to advise the addressee hereof as to any changes in the laws of the Province of Alberta and the federal laws of Canada applicable therein after the date of this opinion.

Based upon the foregoing and subject to the qualifications hereinafter expressed, I am of the opinion that at the date hereof:

1.	The Corporation has been duly amalgamated and is a valid and subsisting corporation existing under the laws of Alberta and has all requisite corporate power and authority to carry on its business in the Province of Alberta.

2.	The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares.

3.	Upon the grant of stock options by the Corporation’s Board of Directors and the exercise of such options in accordance with the terms and conditions of the Plan and the stock option agreement granting same, the Common Shares issued upon such exercise shall be duly issued as fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

This opinion is being furnished for the sole benefit of the addressees hereof and may not be used, circulated, quoted, relied upon, distributed, or otherwise referred to by any other person or entity or for any other purpose without my prior written consent.

Yours truly,

/s/ Bonnie L. Kuhn
BONNIE L. KUHN LLB

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